HeartBeam, Inc.

2118 Walsh Avenue, Suite 210

Santa Clara, CA 95050

February 8, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HeartBeam, Inc.
Registration Statement on Form S-3
File No. 333-269520

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, HeartBeam, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Friday, February 10, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

HeartBeam, Inc.

/s/ Richard Brounstein
Richard Brounstein
Chief Financial Officer